                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                              NETMOVES CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   31210L-10-4
                                 (CUSIP Number)

                                   Gary Millin
                                    President
                                 Mail.com, Inc.
                             11 Broadway, 6th Floor
                               New York, NY 10004

                                 with a copy to:


                          Ronald A. Fleming, Jr., Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                             New York, NY 10004-1490

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 11, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                  -------------------------
CUSIP No.31210L-10-4                                   Page  2   of  74   Pages
--------------------                                  -------------------------


-------------------------------------------------------------------------------
  1. NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     Mail.com, Inc.                             I.R.S. I.D. #13-3787073
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY

-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS       OO

-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
NUMBER OF                    7. SOLE VOTING POWER
SHARES                               1,400,494
BENEFICIALLY                 --------------------------------------------------
OWNED BY                     8. SHARED VOTING POWER
EACH PERSON                            0
 WITH                        --------------------------------------------------
                             9. SOLE DISPOSITIVE POWER
                                       0
                             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON 1,400,494
-------------------------------------------------------------------------------
  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES / /

-------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.51%
-------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
                           CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                  -------------------------
CUSIP No.31210L-10-4                                   Page  3   of  74   Pages
--------------------                                  -------------------------


-------------------------------------------------------------------------------
  1. NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSONS

     Gerald Gorman
-------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC USE ONLY

-------------------------------------------------------------------------------
  4. SOURCE OF FUNDS       OO

-------------------------------------------------------------------------------
  5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     / /
-------------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
NUMBER OF                    7. SOLE VOTING POWER
SHARES                               1,400,494
BENEFICIALLY                 --------------------------------------------------
OWNED BY                     8. SHARED VOTING POWER
EACH PERSON                            0
 WITH                        --------------------------------------------------
                             9. SOLE DISPOSITIVE POWER
                                       0
                             --------------------------------------------------
                             10. SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON 1,400,494
-------------------------------------------------------------------------------
  12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES / /

-------------------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.51%
-------------------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON
                           CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  4 of 74
----------------------                                          ---------------


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Filing Parties named herein that it is the beneficial owner of any of the Common Stock of NetMoves Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Issuer Common Stock"), of NetMoves Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 399 Thornall Street, Edison, New Jersey 08837.


Item 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Mail.com, Inc., a Delaware corporation ("Mail.com") and by Gerald Gorman (collectively, the "Filing Parties").

        (b) The address of the principal executive offices and principal business of Mail.com is 11 Broadway, 6th Floor, New York, New York 10004. Mr. Gorman's business address is at Mail.com's principal executive offices.

        (c) Mail.com is a global provider of email services. Set forth in Schedule A is the name and present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Mail.com's directors and executive officers as of the date hereof, including Mr. Gorman. Mr. Gorman is Chairman and Chief Executive Officer of Mail.com.

        (d) During the past five years, neither of the Filing Parties nor, to Mail.com's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither of the Filing Parties nor, to Mail.com's knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Except for Mr. Gorman, who is a citizen of the Commonwealth of Australia, and Mr. Ambrosia, who is a citizen of Canada, each executive officer and director of Mail.com is a citizen of the United States.

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  5 of 74
----------------------                                          ---------------


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 11, 1999, Mail.com, Mast Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Mail.com ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer becoming a wholly-owned subsidiary of Mail.com (the "Merger"). Completion of the Merger is subject to satisfaction of certain conditions, including the approval of the stockholders of the Issuer at a special meeting to be held as soon as practicable and the expiration of antitrust regulatory waiting periods.

     As an inducement for Mail.com to enter into the Merger Agreement and in consideration thereof, each of the directors and certain officers of the Issuer set forth on Schedule B (the "Voting Agreement Stockholders") entered into separate Company Voting Agreements with Mail.com (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, each Voting Agreement Stockholder agreed to vote the shares of Issuer Common Stock beneficially owned by him in favor of the approval and adoption of the Merger Agreement and approval of the Merger and against any competing transactions that may arise. Mail.com did not pay additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements. Concurrently with the execution and delivery of the Merger Agreement, certain of the Voting Agreement Stockholders agreed to enter into employment agreements with Mail.com. In connection with his employment arrangements, Mail.com agreed to award Thomas Murawski options for Mail.com Class A common stock equivalent to 600,000 options to purchase Issuer Common Stock (based on the exchange ratio in the Merger), with an exercise price equal to the lessor of $23.356250 per share and the market price of Mail.com Class A common stock as of the close of business on the date the Merger is consummated.

Item 4. PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of Mail.com, with and into the Issuer. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Mail.com. Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 0.385336 shares of Mail.com Class A common stock. All options to purchase the Issuer's Common Stock then outstanding will be converted into options to purchase Mail.com Class A common stock in accordance with the terms of the Merger Agreement. All warrants to purchase Issuer Common Stock then outstanding will be converted into warrants to purchase Mail.com Class A common stock in accordance with the terms of the Merger Agreement. Mail.com may elect to cause certain of the Issuer's outstanding warrants to be converted in accordance with their terms on a cashless exercise basis into Issuer Common Stock prior to the Merger.

     Pursuant to the Voting Agreements, each Voting Agreement Stockholder has
(1) agreed not to (a) transfer any of the Issuer Common Stock beneficially owned without the prior written

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  6 of 74
----------------------                                          ---------------

consent of Mail.com or the transferee having executed a counterpart of the Voting Agreement, (b) deposit any of the Issuer Common Stock beneficially owned in a voting trust or grant any proxy or enter into any voting or similar agreement in contravention of the obligations of such Voting Agreement Stockholder under the Voting Agreement or (c) take any action that would make any representation or warranty thereof untrue or have the effect of preventing or disabling the stockholder from performing under the Voting Agreement, (2) agreed to appear, or cause the holder of record to appear, for the purpose of obtaining a quorum at any meeting of the stockholders of the Issuer relating to the Merger and to vote in favor of approval and adoption of the Merger Agreement, (3) agreed to vote against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any dissolution, liquidation or winding up of the Issuer or (c) any amendment of the certificate of incorporation or bylaws of the Issuer or any other proposal or transaction that would in any way impede, frustrate, prevent or nullify any material provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of the Issuer's capital stock and (4) delivered an irrevocable proxy, coupled with an interest, appointing the members of the board of directors of Mail.com and each of them, or any other designee of Mail.com, attorneys-in-fact and proxies, to vote as described above at every meeting of stockholders of the Issuer and in every written consent in lieu of such meeting, and to demand that the board of directors of the Issuer call a special meeting of stockholders for the purpose of considering any action related to the Merger Agreement.

     The Voting Agreements and the related proxies terminate upon the earlier to occur of (1) such date and time as the Merger Agreement is validly terminated pursuant to its terms and (2) the effective time of the Merger.

     The foregoing rights granted to Mail.com pursuant to the terms of the Voting Agreements and the related proxies are referred to herein as the "Voting Rights." Other than as set forth above, neither of the Filing Parties nor, to Mail.com's knowledge, any of the persons set forth on Schedule A have any right or power to vote, direct the voting of, dispose of or direct the disposition of the Issuer Common Stock reported on this statement.

     The summaries of the Merger Agreement, the Voting Agreements and the related proxies set forth in Items 3 and 4 herein are qualified in their entirety by reference to the copies thereof included as exhibits to this statement and incorporated herein in their entirety by reference.

     (c) Not applicable.

     (d) Upon completion of the Merger, the directors of the surviving corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger. The officers of the surviving corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger. The Merger Agreement provides that the board of directors of Mail.com will take all actions necessary so that one member of the Issuer's board of directors designated by the Issuer and reasonably acceptable to Mail.com will be appointed to Mail.com's board of directors with a term expiring at the next annual meeting of Mail.com's stockholders and that Mail.com

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  7 of 74
----------------------                                          ---------------

shall include such person in the slate of nominees recommended by Mail.com's board of directors to the stockholders of Mail.com at such annual meeting.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon completion of the Merger, the certificate of incorporation of the Issuer will be amended to be the same as the certificate of incorporation of Merger Sub (except that the name of the surviving corporation will be NetMoves Corporation) until thereafter amended. Upon completion of the Merger, the bylaws of Merger Sub as in effect immediately prior to the effective time of the Merger will be the bylaws of the surviving corporation until thereafter amended.

     (h) - (i) If the Merger is consummated pursuant to the Merger Agreement, the Issuer Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

     (j) Other than described in this Item 4, neither of the Filing Parties nor, to Mail.com's knowledge, any person named in Schedule A currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Filing Parties reserve the right to develop such plans).

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the Voting Rights, Mail.com may be deemed to beneficially own an aggregate of 1,400,494 shares of Issuer Common Stock (including options providing the right to acquire 1,077,386 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing and excluding options providing the right to acquire 746,868 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 8.51% of the shares of Issuer Common Stock outstanding on December 11, 1999 as represented by the Issuer in the Merger Agreement. Mr. Gorman, because he controls a majority of the voting power of Mail.com's common stock, may be deemed to possess the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) the 1,400,494 shares referred to above. Mr. Gorman disclaims any beneficial ownership of such shares.

     (b) As a result of the Voting Rights, with respect to such matters, Mail.com has the sole power to vote or direct the vote of (and, as a result, may be deemed to beneficially own) 1,400,494 shares of Issuer Common Stock (including options providing the right to acquire 1,077,386 shares of Issuer Common Stock that have vested or will vest within 60 days from the date of this filing and excluding options providing the right to acquire 746,868 shares of Issuer Common Stock scheduled to vest thereafter), representing approximately 8.51% of the shares of Issuer Common Stock outstanding on December 11, 1999 as represented by the Issuer in the Merger Agreement. To Mail.com's knowledge, except as described in the following sentence, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. Mr. Gorman, because he controls a majority of the voting power of Mail.com's common stock, may be deemed to possess

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  8 of 74
----------------------                                          ---------------

the sole power to vote or to direct the vote of (and as a result, may be deemed to beneficially own) the 1,400,494 shares of Issuer Common Stock referred to above. Mr. Gorman disclaims any beneficial ownership of such shares.

     (c) Except as described in Items 3 and 4, neither of the Filing Parties nor, to the knowledge of Mail.com, any person named in Schedule A has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d) Other than with respect to the Voting Rights, neither of the Filing Parties nor, to the knowledge of Mail.com, any of the persons named in Schedule A possesses any powers, rights or privileges with respect to the Issuer Common Stock. All other powers, rights and privileges with respect to the Issuer Common Stock remain with the Voting Agreement Stockholders, including but not limited to the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of such shares of Issuer Common Stock.

     (e) Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement, the Voting Agreements and the related proxies as described herein, neither the Filing Parties nor, to the knowledge of Mail.com, any of the persons named in Schedule A is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of December 11, 1999, by and among Mail.com, Inc., a Delaware corporation, Mast Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Mail.com, Inc., and NetMoves Corporation, a Delaware corporation.

          2. Form of Company Voting Agreement, entered into as of December 11, 1999, by and between Mail.com, Inc., a Delaware corporation and certain stockholders of NetMoves Corporation, a Delaware corporation.

          3.   Joint Filing Agreement dated December 21, 1999.

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  9 of 74
----------------------                                          ---------------

                                    SIGNATURE



     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 1999

                                           MAIL.COM, INC.


                                           By:  /s/ GERALD GORMAN
                                           ---------------------------
                                           Gerald Gorman
                                           Chairman and Chief Executive Officer


                                           /s/ GERALD GORMAN
                                           ---------------------------
                                           Gerald Gorman

                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page 10 of 74
----------------------                                          ---------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 MAIL.COM, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Mail.com, Inc. Except as indicated below, the business address of each such person is 11 Broadway, 6th Floor, New York, NY 10004.


            NAME AND TITLE                                    PRINCIPAL OCCUPATION OR EMPLOYMENT

             Gerald Gorman                                                   Same
       Chairman of the Board and
        Chief Executive Officer

              Gary Millin                                                    Same
        President and Director

              Lon Otremba                                                    Same
        Chief Operating Officer
             and Director

            Charles Walden                                                   Same
 Executive Vice President, Technology
             and Director

            Debra McClister                                                  Same
       Executive Vice President,
        Chief Financial Officer

         David Ambrosia, Esq.                                                Same
   Executive Vice President, General
                Counsel

           William Donaldson                                            Senior Advisor
               Director                                       Donaldson, Lufkin & Jenrette, Inc.
                                                                       277 Park Avenue
                                                                   New York, New York 10172

            Stephen Ketchum                                         Senior Vice President
               Director                                           Satellite Financing Group
                                                     Donaldson, Lufkin & Jenrette Securities Corporation
                                                                       277 Park Avenue
                                                                   New York, New York 10172

             Jack Kuehler                                          Retired Vice Chairman of
               Director                                  International Business Machines Corporation


                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  11 of 74
----------------------                                          ---------------


                                   SCHEDULE B

                          VOTING AGREEMENT STOCKHOLDERS




                                                                    NETMOVES COMMON STOCK AND
                                                              OPTIONS SUBJECT TO VOTING AGREEMENTS
                                       ------------------------------------------------------------------------------------
NAME                                    SHARES OF COMMON STOCK                          STOCK OPTIONS
                                       ------------------------------------------------------------------------------------
                                                                                                               VESTING
                                                                       VESTED              UNVESTED         WITHIN 60 DAYS

Thomas F. Murawski                                        55,555           459,218            238,893             23,180
Richard H. Miller                                         11,000                 0             22,222              4,445
Robert Labant                                             31,000            14,444             21,110                  0
Peter A. Howley                                          207,353            47,777              4,444                  0
William C. Fallon                                              0            38,666            106,334              4,166
George R. Frylinck                                             0           101,369             67,075              3,586
Charles J. Gigas                                               0            27,500            102,500              3,667
Peter Macaluso                                             5,000           100,269             78,732              3,918
Thomas C. Mullaney                                        11,000           139,472             38,306              4,610
James C. Kaufeld                                           2,200            97,858             67,252              3,241
                                                         -------         ---------            -------             ------
                                                         323,108         1,026,573            746,868             50,813


                                  SCHEDULE 13D

----------------------                                          ---------------
CUSIP NO. 31210L-10-4                                           Page  12 of 74
----------------------                                          ---------------

EXHIBIT

1. Agreement and Plan of Merger, dated as of December 11, 1999, by and among Mail.com, Inc., a Delaware corporation, Mast Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Mail.com, Inc., and NetMoves Corporation, a Delaware corporation.

2. Form of Company Voting Agreement, entered into as of December 11, 1999, by and between Mail.com, Inc., a Delaware corporation and certain stockholders of NetMoves Corporation, a Delaware corporation.

3.   Joint Filing Agreement dated December 21, 1999.